UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 26, 2022
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: August 26, 2022
By:
/s/ David Wildermuth
David Wildermuth
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, the “Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are referring only to Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. Rounding differences may occur.

Pillar 3 and regulatory disclosures 2Q22
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Credit risk
Counterparty credit risk
Securitization
Market risk
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of June 30, 2022 is based on the Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA).
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q21 and 1Q22 as well as the Credit Suisse Annual Report 2021 and the Credit Suisse Financial Report 2Q22, which include important information on regulatory capital, risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
Credit Suisse Group is the highest consolidated entity to which the FINMA circular applies.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
This report reflects certain updates and corrections to prior period metrics, which have been noted in the relevant tabular disclosures, where applicable.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, Global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
> Refer to “Regulatory developments” (page 46) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q22 for further information.

Swiss capital requirements
FINMA requires the Group to comply fully with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (page 45) and “Swiss metrics” (pages 50 to 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q22 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 2Q22	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	274,997	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total [1]	40,316	14.66
of which CET1: minimum	12,375	4.5
of which CET1: buffer	14,135	5.14
of which CET1: countercyclical buffers	70	0.025
of which additional tier 1: minimum	9,625	3.5
of which additional tier 1: buffer	2,200	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	52,736	19.2
of which CET1 capital [3]	37,049	13.5
of which additional tier 1 high-trigger capital instruments	11,223	4.1
of which additional tier 1 low-trigger capital instruments [4]	4,464	1.6
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [5]	38,335	13.9
Reductions due to rebates in accordance with article 133 of the CAO	(8,077)	(2.937)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,204)	(0.438)
Total, net	29,054	10.565
Eligible additional total loss-absorbing capacity (gone-concern)
Total	44,160	16.1
of which bail-in instruments [6]	41,753	15.2
of which tier 2 low-trigger capital instruments	2,407	0.9

The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,911 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio requirement of 70 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 12.86%, or CHF 35,365 million, and a surcharge of 1.08%, or CHF 2,970 million.
6
Includes instruments issued in 2021, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,422 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 2Q22, the Group had a net funding liability against Credit Suisse AG of CHF 1,492 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,057 million offset by CHF 5,565 million of funding provided by the Group to Credit Suisse AG.

Swiss leverage requirements and metrics
end of 2Q22	CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	862,737	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total [1]	43,970	5.097
of which CET1: minimum	12,941	1.5
of which CET1: buffer	16,176	1.875
of which additional tier 1: minimum	12,941	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	52,736	6.1
of which CET1 capital [3]	37,049	4.3
of which additional tier 1 high-trigger capital instruments	11,223	1.3
of which additional tier 1 low-trigger capital instruments [4]	4,464	0.5
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [5]	42,058	4.875
Reductions due to rebates in accordance with article 133 of the CAO	(8,895)	(1.031)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,204)	(0.14)
Total, net	31,960	3.704
Eligible additional total loss-absorbing capacity (gone-concern)
Total	44,160	5.1
of which bail-in instruments [6]	41,753	4.8
of which tier 2 low-trigger capital instruments	2,407	0.3

1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,911 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 leverage ratio requirement of 22 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 4.5%, or CHF 38,823 million, and a surcharge of 0.375%, or CHF 3,235 million.
6
Includes instruments issued in 2021, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,422 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 2Q22, the Group had a net funding liability against Credit Suisse AG of CHF 1,492 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,057 million offset by CHF 5,565 million of funding provided by the Group to Credit Suisse AG.

Risk-weighted assets
Risk-weighted assets (RWA) presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (page 45) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 2Q22 for further information on Swiss capital requirements.
The following table presents an overview of total Swiss RWA forming the denominator of the risk-based capital requirements. Further breakdowns of RWA are presented in subsequent sections of this report.
RWA were CHF 275.0 billion as of the end of 2Q22, stable compared to the end of 1Q22, as the foreign exchange impact was offset by movements in risk levels and internal model and parameter updates in the Investment Bank.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented in subsequent parts of this report.
> Refer to “Risk-weighted assets” (pages 48 to 49) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q22 for further information on risk-weighted assets movements in 2Q22.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets			Capital requirement	[1]
end of	2Q22	1Q22	4Q21	2Q22
CHF million
Credit risk (excluding counterparty credit risk)	132,190	130,639	126,878	10,575
of which standardized approach (SA)	30,836	28,228	25,591	2,467
of which supervisory slotting approach	4,322	4,346	4,040	346
of which advanced internal ratings-based (A-IRB) approach	97,032	98,065	97,247	7,762
Counterparty credit risk	14,468	15,338	15,640	1,157
of which standardized approach for counterparty credit risk (SA-CCR)	3,681	4,276	3,064	294
of which internal model method (IMM)	9,875	10,001	11,536	790
of which other counterparty credit risk [2]	912	1,061	1,040	73
Credit valuation adjustments (CVA)	4,191	4,832	5,046	335
Equity positions in the banking book under the simple risk weight approach	5,469	5,645	7,071	438
Equity investments in funds - look-through approach	2,422	2,220	2,431	194
Equity investments in funds - mandate-based approach	11	21	21	1
Equity investments in funds - fall-back approach	688	571	505	55
Settlement risk	437	669	465	35
Securitization exposures in the banking book	13,228	13,048	13,396	1,058
of which securitization internal ratings-based approach (SEC-IRBA)	7,807	7,381	7,736	625
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,016	1,135	1,429	81
of which securitization standardized approach (SEC-SA)	4,405	4,532	4,231	352
Market risk	16,001	17,407	16,355	1,280
of which standardized approach (SA)	1,612	1,725	1,648	129
of which internal models approach (IMA)	14,389	15,682	14,707	1,151
Operational risk (AMA)	72,946	70,427	67,627	5,836
Amounts below the thresholds for deduction (subject to 250% risk weight)	12,946	12,792	12,983	1,036
Total	274,997	273,609	268,418	22,000
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Credit risk
General
This section covers credit risk as defined by the Basel framework. CCR, including those that are in the banking book for regulatory purposes, and all positions subject to the securitization framework are presented in separate sections.
> Refer to “Counterparty credit risk” (pages 22 to 29) for further information on the capital requirements relating to counterparty credit risk.
> Refer to “Securitization” (pages 30 to 35) for further information on the securitization framework.
The Basel framework permits banks to choose between two broad methodologies in calculating their capital requirements for credit risk: the standardized approach (SA) or the internal ratings-based (IRB) approach. Off-balance-sheet items are converted into credit exposure equivalents through the use of credit conversion factors (CCF).
The reported credit risk arises from the execution of the Group’s business strategy through the divisions and is predominantly driven by cash and balances with central banks, loans and commitments provided to corporate and institutional clients, loans to private clients including residential mortgages and lending against financial collateral.
Credit quality of assets
The amounts shown in the following tables are the US GAAP carrying values according to the regulatory scope of consolidation that are subject to the credit risk framework.
The following table presents a comprehensive picture of the credit quality of the Group’s on and off-balance sheet assets.
CR1 – Credit quality of assets
					of which CECL-related provisions on SA exposures
end of	Defaulted exposures	Non- defaulted exposures	Gross exposures	Allowances/ impairments	Regulatory category – specific	Regulatory category – general	of which CECL- related provisions on IRB exposures	Net exposures
2Q22 (CHF million)
Loans [1]	8,097	428,505	436,602	(5,441)	(38)	0	(483)	431,161
Debt securities	20	11,027	11,047	0	0	0	0	11,047
Off-balance sheet exposures [2]	628	86,913	87,541	(178)	(8)	0	(118)	87,363
Total	8,745	526,445	535,190	(5,619)	(46)	0	(601)	529,571
4Q21 (CHF million)
Loans [1]	7,965	437,722	445,687	(5,334)	(45)	0	(468)	440,353
Debt securities	17	9,916	9,933	0	0	0	0	9,933
Off-balance sheet exposures [2]	391	93,257	93,648	(211)	(13)	0	(189)	93,437
Total	8,373	540,895	549,268	(5,545)	(58)	0	(657)	543,723
1
Loans include all on-balance sheet exposures that give rise to a credit risk charge and are not limited to exposures that are recognized as net loans under US GAAP. Loans exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.

2 Revocable loan commitments, which are excluded from the disclosed exposures, can attract risk-weighted assets.
The definitions of “past due” and “impaired” are aligned between accounting and regulatory purposes. However, there are some exemptions for impaired positions related to troubled debt restructurings where the default definition is different for accounting and regulatory purposes.
> Refer to “Note 1 – Summary of significant accounting policies – Loans” (pages 296 to 297) and “Note 20 – Financial instruments measured at amortized cost and credit losses” (pages 315 to 327) in VI – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2021 and “Note 19 – Financial instruments measured at amortized cost and credit losses” (pages 89 to 98) in III – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q22 for further information on the current expected credit losses (CECL) model under US GAAP, the classification of CECL-related provisions and the credit quality of loans, including past due and impaired loans.

The following table presents the changes in the Group’s defaulted loans, debt securities and off-balance sheet exposures, the flows between non-defaulted and defaulted exposure categories and reductions in the defaulted exposures due to write-offs.
CR2 – Changes in defaulted exposures
1H22
CHF million
Defaulted exposures at beginning of period	8,373
Exposures that have defaulted since the last reporting period	223
Returned to non-defaulted status	(118)
Amounts written-off	(71)
Other changes	338
Defaulted exposures at end of period	8,745
Credit risk mitigation
Credit Suisse actively mitigates credit exposure through the use of legal netting agreements, security over supporting financial and non-financial collateral or financial guarantees and through the use of credit hedging techniques, primarily credit default swaps (CDS). The recognition of credit risk mitigation (CRM) against exposures is governed by a robust set of policies and processes that ensure enforceability and effectiveness.
The following table presents the use of CRM techniques. Credit Suisse recognizes the CRM effect of eligible collateral either as a reduction from the exposure at default (EAD) value of the secured instrument or as an adjustment to the probability of default (PD) or loss given default (LGD) associated with the exposure. All exposures that are secured through eligible collateral are disclosed as “Net exposures partially or fully secured”. Eligible collateral amounts, regardless of which CRM technique has been applied, are disclosed as “Exposures secured by collateral”. Exposures secured by credit derivatives do not include certain immaterial positions, where the credit derivative is recognized with an adjustment to the LGD.
CR3 – CRM techniques
	Net exposures			Exposures secured by
end of	Unsecured	Partially or fully secured	Total	Collateral	Financial guarantees	Credit derivatives
2Q22 (CHF million)
Loans [1]	203,558	227,603	431,161	184,912	5,446	15
Debt securities	9,545	1,502	11,047	1,460	0	0
Total	213,103	229,105	442,208	186,372	5,446	15
of which defaulted	1,402	1,794	3,196	1,068	74	0
4Q21 (CHF million)
Loans [1]	208,561	231,792	440,353	193,549	6,970	0
Debt securities	9,622	311	9,933	274	0	0
Total	218,183	232,103	450,286	193,823	6,970	0
of which defaulted	1,612	1,550	3,162	1,355	143	0
1
Loans include all on-balance sheet exposures that give rise to a credit risk charge and are not limited to exposures that are recognized as net loans under US GAAP. Loans exclude debt securities, derivatives, securities financing transactions and off-balance sheet exposures.

Credit risk under the standardized approach
Credit risk exposure and CRM effects
The following table presents the effect of CRM (comprehensive and simple approach) on the standardized approach capital requirements’ calculations. RWA density provides a synthetic metric on the riskiness of each portfolio.
CR4 – Credit risk exposure and CRM effects
	Exposures pre-CCF and CRM			Exposures post-CCF and CRM
end of	On-balance sheet	Off-balance sheet	Total	On-balance sheet	Off-balance sheet	Total	RWA	RWA density
2Q22 (CHF million)
Sovereigns	119,874	20	119,894	119,874	0	119,874	101	0%
Institutions - Banks and securities dealer	2,780	768	3,548	2,578	388	2,966	986	33%
Institutions - Other institutions	814	2,122	2,936	814	298	1,112	369	33%
Corporates	12,260	8,783	21,043	11,444	2,822	14,266	12,179	85%
Retail	2,944	1,933	4,877	2,654	410	3,064	2,736	89%
Other exposures	15,442	1,443	16,885	15,172	1,257	16,429	14,465	88%
of which non-counterparty related assets	7,403	0	7,403	7,403	0	7,403	7,403	100%
Total	154,114	15,069	169,183	152,536	5,175	157,711	30,836	20%
4Q21 (CHF million)
Sovereigns	90,453	238	90,691	89,959	82	90,041	190	0%
Institutions - Banks and securities dealer	3,002	761	3,763	2,741	382	3,123	1,108	35%
Institutions - Other institutions	497	2,020	2,517	497	221	718	498	69%
Corporates	7,742	9,579	17,321	7,053	2,519	9,572	8,465	88%
Retail	2,758	1,381	4,139	2,494	363	2,857	2,413	84%
Other exposures	13,996	1,109	15,105	13,740	1,086	14,826	12,917	87%
of which non-counterparty related assets	7,317	0	7,317	7,317	0	7,317	7,317	100%
Total	118,448	15,088	133,536	116,484	4,653	121,137	25,591	21%

Exposures by asset class and risk weight
The following table presents the breakdown of credit exposures by asset class and risk weight, which corresponds to the riskiness attributed to the exposure according to the standardized approach.
CR5 – Exposures by asset class and risk weight
	Risk weight
end of	0%	20%	35%	50%	75%	100%	150%	Others	Exposures post-CCF and CRM
2Q22 (CHF million)
Sovereigns	119,737	53	0	32	0	10	42	0	119,874
Institutions - Banks and securities dealer	0	1,912	0	913	0	131	10	0	2,966
Institutions - Other institutions	374	4	0	732	0	0	2	0	1,112
Corporates	0	1,734	27	2,189	0	9,489	827	0	14,266
Retail	0	0	91	0	1,716	936	321	0	3,064
Other exposures	2,062	0	0	0	0	14,358	0	9	16,429
of which non-counterparty related assets	0	0	0	0	0	7,403	0	0	7,403
Total	122,173	3,703	118	3,866	1,716	24,924	1,202	9	157,711
of which secured by real estate	0	0	118	0	44	591	0	0	753
of which past due	0	0	0	0	0	254	465	0	719
4Q21 (CHF million)
Sovereigns	89,801	51	0	19	0	170	0	0	90,041
Institutions - Banks and securities dealer	0	2,071	0	719	0	328	5	0	3,123
Institutions - Other institutions	0	0	0	440	0	278	0	0	718
Corporates	0	966	27	1,050	1	7,110	418	0	9,572
Retail	0	0	115	0	1,694	940	108	0	2,857
Other exposures	2,013	0	0	0	0	12,804	0	9	14,826
of which non-counterparty related assets	0	0	0	0	0	7,317	0	0	7,317
Total	91,814	3,088	142	2,228	1,695	21,630	531	9	121,137
of which secured by real estate	0	0	142	0	3	270	0	0	415
of which past due	0	0	0	0	0	384	99	0	483

Credit risk under internal ratings-based approaches
The following table presents the main parameters used for the calculation of capital requirements for IRB models.
CR6 – Credit risk exposures by portfolio and PD range
end of 2Q22	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	37,926	315	38,241	53%	32,579		0.03%	< 0.1	6%	1.1	518		2%	1	–
0.15% to <0.25%	27	0	27	0%	0		0.22%	< 0.1	58%	2.5	0		64%	0	–
0.25% to <0.50%	116	0	116	0%	83		0.37%	< 0.1	56%	2.2	64		77%	0	–
0.50% to <0.75%	49	0	49	0%	13		0.64%	< 0.1	58%	1.4	12		88%	0	–
0.75% to <2.50%	47	3	50	45%	48		1.85%	< 0.1	24%	3.5	34		71%	0	–
2.50% to <10.00%	245	59	304	20%	204		5.73%	< 0.1	49%	2.0	349		171%	6	–
10.00% to <100.00%	499	0	499	0%	344		28.23%	< 0.1	54%	1.1	1,037		301%	53	–
100.00% (Default)	357	0	357	0%	129		100.00%	< 0.1	56%	1.9	136		106%	178	–
Sub-total	39,266	377	39,643	48%	33,400		0.74%	0.1	7%	1.1	2,150		6%	238	178
Institutions - Banks and securities dealer
0.00% to <0.15%	8,399	1,695	10,094	61%	11,196		0.06%	1.6	51%	0.7	1,682		15%	3	–
0.15% to <0.25%	237	278	515	47%	225		0.22%	0.1	49%	0.6	86		38%	0	–
0.25% to <0.50%	521	207	728	49%	472		0.37%	0.1	51%	0.7	282		60%	1	–
0.50% to <0.75%	56	132	188	52%	104		0.64%	< 0.1	45%	2.6	91		87%	0	–
0.75% to <2.50%	235	129	364	42%	224		1.62%	0.1	51%	0.5	233		104%	2	–
2.50% to <10.00%	653	173	826	43%	353		5.31%	0.2	50%	0.8	576		163%	10	–
10.00% to <100.00%	52	24	76	50%	58		28.04%	< 0.1	53%	0.7	188		321%	9	–
100.00% (Default)	8	0	8	0%	8		100.00%	< 0.1	50%	1.6	8		106%	0	–
Sub-total	10,161	2,638	12,799	56%	12,640		0.44%	2.0	51%	0.7	3,146		25%	25	0
Institutions - Other institutions
0.00% to <0.15%	1,059	1,845	2,904	2%	1,183		0.04%	< 0.1	41%	3.4	261		22%	0	–
0.15% to <0.25%	68	9	77	33%	71		0.16%	< 0.1	49%	1.2	29		42%	0	–
0.25% to <0.50%	13	0	13	45%	13		0.37%	< 0.1	58%	2.5	11		83%	0	–
0.50% to <0.75%	5	2	7	45%	5		0.72%	< 0.1	44%	1.9	4		77%	0	–
0.75% to <2.50%	1	0	1	0%	1		1.05%	< 0.1	17%	2.0	1		52%	0	–
2.50% to <10.00%	165	276	441	45%	290		5.40%	< 0.1	7%	4.7	88		30%	1	–
Sub-total	1,311	2,132	3,443	7%	1,563		1.05%	0.1	35%	3.5	394		25%	1	0
Corporates - Specialized lending
0.00% to <0.15%	8,039	2,540	10,579	44%	9,155		0.06%	0.8	28%	2.4	1,972		22%	1	–
0.15% to <0.25%	4,463	2,407	6,870	38%	5,367		0.19%	0.7	28%	2.4	1,998		37%	3	–
0.25% to <0.50%	2,785	1,457	4,242	33%	3,267		0.37%	0.4	29%	1.8	1,425		44%	4	–
0.50% to <0.75%	3,341	2,591	5,932	31%	4,156		0.59%	0.3	22%	1.9	1,698		41%	5	–
0.75% to <2.50%	7,116	2,173	9,289	39%	7,965		1.42%	0.6	19%	2.3	3,937		49%	21	–
2.50% to <10.00%	1,321	28	1,349	15%	1,325		3.88%	0.1	16%	2.4	691		52%	9	–
10.00% to <100.00%	45	0	45	45%	45		14.86%	< 0.1	19%	1.3	41		93%	1	–
100.00% (Default)	89	2	91	56%	55		100.00%	< 0.1	43%	1.3	58		106%	34	–
Sub-total	27,199	11,198	38,397	37%	31,335		0.89%	3.0	24%	2.2	11,820		38%	78	34
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
10 / 11

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 2Q22	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	15,948	49,374	65,322	34%	33,330		0.07%	2.9	40%	2.3	7,050		21%	9	–
0.15% to <0.25%	5,915	10,585	16,500	37%	9,515		0.21%	1.4	45%	1.9	4,342		46%	9	–
0.25% to <0.50%	5,632	8,412	14,044	36%	8,374		0.37%	1.5	41%	2.0	4,431		53%	13	–
0.50% to <0.75%	3,762	4,849	8,611	42%	5,343		0.62%	0.8	41%	2.2	3,667		69%	13	–
0.75% to <2.50%	8,616	7,689	16,305	40%	10,945		1.44%	1.7	37%	2.3	9,440		86%	60	–
2.50% to <10.00%	8,001	14,320	22,321	44%	12,923		6.06%	2.0	35%	2.6	16,970		131%	275	–
10.00% to <100.00%	984	491	1,475	35%	1,070		19.08%	0.1	26%	2.8	1,542		144%	54	–
100.00% (Default)	6,082	683	6,765	37%	1,732		100.00%	0.2	64%	1.6	1,784		103%	4,688	–
Sub-total	54,940	96,403	151,343	37%	83,232		3.58%	10.6	40%	2.2	49,226		59%	5,121	4,688
Residential mortgages
0.00% to <0.15%	30,701	1,646	32,347	41%	31,369		0.09%	43.8	14%	3.0	2,236		7%	4	–
0.15% to <0.25%	33,251	1,624	34,875	43%	33,949		0.18%	38.1	15%	3.0	4,391		13%	9	–
0.25% to <0.50%	36,132	1,962	38,094	43%	36,986		0.30%	50.3	14%	3.1	7,042		19%	16	–
0.50% to <0.75%	4,793	439	5,232	47%	4,998		0.58%	5.7	17%	2.8	1,596		32%	5	–
0.75% to <2.50%	5,615	640	6,255	42%	5,885		1.30%	5.5	17%	2.8	2,702		46%	12	–
2.50% to <10.00%	1,356	51	1,407	57%	1,385		4.40%	0.7	15%	2.2	962		69%	9	–
10.00% to <100.00%	27	0	27	70%	27		15.23%	< 0.1	16%	2.4	44		166%	1	–
100.00% (Default)	462	3	465	73%	430		100.00%	0.2	55%	1.6	456		106%	34	–
Sub-total	112,337	6,365	118,702	43%	115,029		0.70%	144.2	15%	3.0	19,429		17%	90	34
Qualifying revolving retail
0.75% to <2.50%	490	0	490	0%	490		1.30%	572.5	50%	1.0	164		33%	3	–
100.00% (Default)	0	0	0	0%	0		100.00%	< 0.1	50%	1.0	0		106%	0	–
Sub-total	490	0	490	0%	490		1.30%	572.6	50%	1.0	164		33%	3	0
Other retail
0.00% to <0.15%	44,395	139,515	183,910	6%	52,772		0.04%	49.8	63%	1.4	4,138		8%	13	–
0.15% to <0.25%	3,198	7,171	10,369	9%	3,845		0.19%	4.1	46%	1.4	738		19%	4	–
0.25% to <0.50%	1,983	2,573	4,556	10%	2,249		0.36%	3.5	41%	1.6	589		26%	3	–
0.50% to <0.75%	675	766	1,441	17%	806		0.62%	1.4	39%	1.7	292		36%	2	–
0.75% to <2.50%	4,531	1,432	5,963	22%	4,852		1.59%	92.6	34%	2.3	2,090		43%	27	–
2.50% to <10.00%	2,653	721	3,374	41%	2,950		5.19%	83.1	39%	3.6	1,789		61%	59	–
10.00% to <100.00%	25	35	60	5%	27		15.47%	0.2	53%	2.0	30		109%	2	–
100.00% (Default)	306	19	325	19%	238		100.00%	4.8	79%	1.8	252		106%	280	–
Sub-total	57,766	152,232	209,998	7%	67,739		0.76%	239.4	58%	1.6	9,918		15%	390	280
Sub-total (all portfolios)
0.00% to <0.15%	146,467	196,931	343,398	14%	171,585		0.05%	98.9	36%	1.8	17,857		10%	31	–
0.15% to <0.25%	47,158	22,074	69,232	29%	52,971		0.19%	44.3	24%	2.6	11,586		22%	25	–
0.25% to <0.50%	47,183	14,612	61,795	32%	51,444		0.32%	55.8	21%	2.8	13,842		27%	37	–
0.50% to <0.75%	12,679	8,778	21,457	37%	15,426		0.60%	8.2	28%	2.3	7,360		48%	26	–
0.75% to <2.50%	26,650	12,066	38,716	38%	30,410		1.43%	673.0	28%	2.4	18,599		61%	125	–
2.50% to <10.00%	14,396	15,628	30,024	44%	19,430		5.63%	86.0	33%	2.7	21,427		110%	368	–
10.00% to <100.00%	1,632	550	2,182	33%	1,571		21.17%	0.4	33%	2.3	2,882		183%	120	–
100.00% (Default)	7,304	706	8,010	37%	2,591		100.00%	5.3	63%	1.6	2,695		104%	5,215	–
Sub-total (all portfolios)	303,469	271,345	574,814	20%	345,428		1.42%	971.9	31%	2.2	96,248		28%	5,947	5,215
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	21		–	–	–	–	22		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	762		–	–	–
Total (all portfolios and alternative treatment)	303,469	271,345	574,814	20%	345,449		1.42%	971.9	31%	2.2	97,032		28%	5,947	5,215
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
12 / 13

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q21	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	69,257	861	70,118	57%	69,846		0.02%	< 0.1	2%	1.1	621		1%	1	–
0.15% to <0.25%	0	0	0	0%	0		0.22%	< 0.1	58%	2.5	0		63%	0	–
0.25% to <0.50%	131	9	140	100%	140		0.37%	< 0.1	54%	2.1	100		72%	0	–
0.50% to <0.75%	17	0	17	0%	17		0.64%	< 0.1	58%	1.9	16		96%	0	–
0.75% to <2.50%	78	3	81	45%	80		1.10%	< 0.1	42%	3.0	79		100%	0	–
2.50% to <10.00%	281	30	311	14%	143		6.01%	< 0.1	44%	2.1	238		166%	4	–
10.00% to <100.00%	182	0	182	0%	22		28.23%	< 0.1	60%	2.3	76		351%	4	–
100.00% (Default)	416	0	416	0%	135		100.00%	< 0.1	57%	1.8	144		106%	176	–
Sub-total	70,362	903	71,265	56%	70,383		0.24%	0.1	3%	1.1	1,274		2%	185	176
Institutions - Banks and securities dealer
0.00% to <0.15%	8,891	2,159	11,050	57%	11,800		0.06%	1.6	53%	0.7	1,820		15%	4	–
0.15% to <0.25%	281	286	567	45%	377		0.22%	0.1	50%	0.8	149		40%	0	–
0.25% to <0.50%	764	173	937	51%	611		0.37%	0.1	55%	0.7	412		67%	1	–
0.50% to <0.75%	176	211	387	51%	225		0.64%	< 0.1	49%	1.8	189		84%	1	–
0.75% to <2.50%	154	155	309	48%	242		1.62%	0.1	51%	0.8	275		114%	2	–
2.50% to <10.00%	728	259	987	43%	389		4.79%	0.2	50%	1.0	605		156%	9	–
10.00% to <100.00%	8	1	9	30%	1		18.01%	< 0.1	53%	1.9	2		281%	0	–
100.00% (Default)	7	0	7	0%	7		100.00%	< 0.1	51%	2.5	8		106%	0	–
Sub-total	11,009	3,244	14,253	54%	13,652		0.30%	2.1	53%	0.7	3,460		25%	17	0
Institutions - Other institutions
0.00% to <0.15%	455	1,769	2,224	1%	572		0.05%	< 0.1	41%	4.3	174		30%	0	–
0.15% to <0.25%	5	50	55	8%	9		0.20%	< 0.1	23%	2.4	3		30%	0	–
0.25% to <0.50%	17	2	19	45%	18		0.40%	< 0.1	54%	2.8	14		82%	0	–
0.50% to <0.75%	5	2	7	45%	5		0.72%	< 0.1	44%	2.0	4		79%	0	–
0.75% to <2.50%	1	0	1	0%	1		1.05%	< 0.1	17%	2.5	1		55%	0	–
2.50% to <10.00%	140	454	594	45%	344		4.66%	< 0.1	8%	4.8	111		32%	1	–
Sub-total	623	2,277	2,900	10%	949		1.74%	0.1	29%	4.5	307		32%	1	0
Corporates - Specialized lending
0.00% to <0.15%	7,549	2,204	9,753	44%	8,512		0.06%	0.8	28%	2.4	1,775		21%	1	–
0.15% to <0.25%	3,871	1,523	5,394	36%	4,421		0.19%	0.7	30%	2.3	1,603		36%	3	–
0.25% to <0.50%	2,177	1,904	4,081	37%	2,878		0.37%	0.4	27%	2.0	1,280		44%	3	–
0.50% to <0.75%	2,924	1,447	4,371	32%	3,393		0.58%	0.3	24%	1.9	1,446		43%	5	–
0.75% to <2.50%	8,084	2,388	10,472	41%	9,069		1.38%	0.6	21%	2.2	4,856		54%	26	–
2.50% to <10.00%	1,274	30	1,304	52%	1,289		3.72%	0.1	14%	2.7	627		49%	7	–
10.00% to <100.00%	48	0	48	45%	48		14.74%	< 0.1	18%	1.8	44		91%	1	–
100.00% (Default)	19	0	19	27%	19		100.00%	< 0.1	44%	2.4	20		106%	45	–
Sub-total	25,946	9,496	35,442	39%	29,629		0.82%	3.0	25%	2.2	11,651		39%	91	45
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
14 / 15

CR6 – Credit risk exposures by portfolio and PD range (continued)
end of 4Q21	Original on-balance sheet gross exposure	Off-balance sheet exposures pre CCF	Total exposures	Average CCF	EAD post- CRM and post-CCF	[1]	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	[2]	RWA density	Expected loss	Provisions
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	13,420	43,915	57,335	38%	31,874		0.07%	2.7	42%	2.3	7,466		23%	9	–
0.15% to <0.25%	3,691	10,656	14,347	39%	7,748		0.21%	1.2	44%	2.1	3,710		48%	7	–
0.25% to <0.50%	5,476	7,304	12,780	33%	7,763		0.37%	1.5	42%	2.3	4,381		56%	12	–
0.50% to <0.75%	2,872	4,396	7,268	38%	4,173		0.61%	0.8	40%	2.2	2,788		67%	10	–
0.75% to <2.50%	9,703	8,322	18,025	43%	12,409		1.45%	1.8	34%	2.7	10,630		86%	61	–
2.50% to <10.00%	8,229	14,672	22,901	45%	13,406		5.96%	1.6	34%	3.0	17,313		129%	266	–
10.00% to <100.00%	585	714	1,299	43%	776		18.04%	0.1	22%	2.9	904		116%	32	–
100.00% (Default)	5,910	491	6,401	46%	1,588		100.00%	0.2	63%	1.9	1,676		106%	4,704	–
Sub-total	49,886	90,470	140,356	39%	79,737		3.51%	9.9	39%	2.5	48,868		61%	5,101	4,704
Residential mortgages
0.00% to <0.15%	30,080	1,768	31,848	43%	30,833		0.09%	43.7	14%	3.1	2,194		7%	4	–
0.15% to <0.25%	33,017	1,749	34,766	40%	33,716		0.18%	38.1	15%	3.1	4,384		13%	9	–
0.25% to <0.50%	36,369	2,033	38,402	41%	37,179		0.30%	51.1	14%	3.2	7,085		19%	16	–
0.50% to <0.75%	5,050	466	5,516	44%	5,257		0.58%	6.0	17%	2.9	1,662		32%	5	–
0.75% to <2.50%	5,888	874	6,762	39%	6,227		1.30%	6.1	17%	2.8	2,899		47%	13	–
2.50% to <10.00%	1,524	46	1,570	43%	1,544		4.53%	0.7	16%	2.3	1,076		70%	11	–
10.00% to <100.00%	63	0	63	70%	61		18.19%	< 0.1	16%	2.6	76		125%	2	–
100.00% (Default)	406	7	413	83%	412		100.00%	0.3	46%	1.7	436		106%	34	–
Sub-total	112,397	6,943	119,340	41%	115,229		0.70%	146.0	15%	3.1	19,812		17%	94	34
Qualifying revolving retail
0.75% to <2.50%	373	5,376	5,749	0%	395		1.30%	745.9	50%	1.0	98		25%	3	–
100.00% (Default)	0	0	0	0%	0		100.00%	< 0.1	50%	1.0	0		106%	0	–
Sub-total	373	5,376	5,749	0%	395		1.30%	745.9	50%	1.0	98		25%	3	0
Other retail
0.00% to <0.15%	53,778	148,359	202,137	6%	62,676		0.04%	50.5	63%	1.3	4,835		8%	14	–
0.15% to <0.25%	3,091	7,558	10,649	9%	3,784		0.20%	3.9	46%	1.4	735		19%	3	–
0.25% to <0.50%	2,151	2,383	4,534	12%	2,427		0.36%	3.5	34%	1.5	524		22%	3	–
0.50% to <0.75%	1,394	1,168	2,562	22%	1,646		0.60%	1.3	37%	1.4	519		32%	4	–
0.75% to <2.50%	4,896	2,125	7,021	22%	5,361		1.62%	96.0	36%	2.2	2,489		46%	32	–
2.50% to <10.00%	3,303	1,172	4,475	25%	3,593		5.52%	81.8	38%	3.3	2,144		60%	77	–
10.00% to <100.00%	32	35	67	2%	33		17.93%	0.2	50%	2.0	37		112%	3	–
100.00% (Default)	427	17	444	24%	380		100.00%	4.9	86%	1.5	403		106%	337	–
Sub-total	69,072	162,817	231,889	7%	79,900		0.90%	242.1	58%	1.5	11,686		15%	473	337
Sub-total (all portfolios)
0.00% to <0.15%	183,430	201,035	384,465	14%	216,113		0.05%	99.5	31%	1.7	18,885		9%	33	–
0.15% to <0.25%	43,956	21,822	65,778	28%	50,055		0.18%	44.1	23%	2.7	10,584		21%	22	–
0.25% to <0.50%	47,085	13,808	60,893	31%	51,016		0.32%	56.7	21%	2.9	13,796		27%	35	–
0.50% to <0.75%	12,438	7,690	20,128	35%	14,716		0.60%	8.4	28%	2.3	6,624		45%	25	–
0.75% to <2.50%	29,177	19,243	48,420	28%	33,784		1.43%	850.4	28%	2.5	21,327		63%	137	–
2.50% to <10.00%	15,479	16,663	32,142	44%	20,708		5.59%	84.5	32%	2.9	22,114		107%	375	–
10.00% to <100.00%	918	750	1,668	41%	941		18.11%	0.3	23%	2.7	1,139		121%	42	–
100.00% (Default)	7,185	515	7,700	46%	2,541		100.00%	5.3	63%	1.8	2,687		106%	5,296	–
Sub-total (all portfolios)	339,668	281,526	621,194	20%	389,874		1.23%	1,149.2	29%	2.1	97,156		25%	5,965	5,296
Alternative treatment
Exposures from free deliveries applying standardized risk weights or 100% under the alternative treatment	–	–	–	–	3		–	–	–	–	3		–	–	–
IRB - maturity and export finance buffer	–	–	–	–	–		–	–	–	–	88		–	–	–
Total (all portfolios and alternative treatment)	339,668	281,526	621,194	20%	389,877		1.23%	1,149.2	29%	2.1	97,247		25%	5,965	5,296
1 CRM is reflected by shifting the counterparty exposure from the underlying obligor to the protection provider.
2 Reflects RWA post CCF.
16 / 17

Credit derivatives used as CRM techniques
The following table presents the effect on RWA of credit derivatives used as CRM techniques by portfolio.
For exposures covered by recognized credit derivatives, the substitution approach is applied, which means the risk weight of the obligor is substituted with the risk weight of the protection provider. The CRM effect is reflected according to the actual post-risk mitigation asset class for pre-credit derivatives and actual RWA. The table does not include the impact of certain immaterial positions where the credit derivative was recognized with an adjustment to LGD.
CR7 – Effect on risk-weighted assets of credit derivatives used as CRM techniques
	2Q22		4Q21
end of	Pre-credit derivatives RWA	Actual RWA	Pre-credit derivatives RWA	Actual RWA
CHF million
Sovereigns - A-IRB	2,150	2,150	1,274	1,274
Institutions - Banks and securities dealers - A-IRB	3,210	3,146	3,521	3,460
Institutions - Other institutions - A-IRB	394	394	307	307
Corporates - Specialized lending - A-IRB	16,143	16,143	15,691	15,691
Corporates without specialized lending - A-IRB	49,262	49,248	48,932	48,871
Residential mortgages	19,429	19,429	19,812	19,812
Qualifying revolving retail	164	164	98	98
Other retail	9,918	9,918	11,686	11,686
Maturity and export finance buffer - IRB	762	762	88	88
Total	101,432	101,354	101,409	101,287
Includes RWA related to the A-IRB approach and supervisory slotting approach.

RWA flow statement of credit risk exposures under IRB
The following table presents the 2Q22 flow statement explaining the variations in the credit risk RWA determined under the IRB approach.
Credit Risk RWA under IRB approach decreased by CHF 1.0 billion to CHF 101.4 billion compared to CHF 102.4 billion as at end of 1Q22. The decrease was primarily driven by a movement in risk levels attributable to asset size, partially offset by an increase in model and parameters updates and a positive foreign exchange impact, mainly due to a US dollar strengthening of 4% over the quarter against the Swiss franc. The model and parameter updates reflected the regulatory buffers per FINMA approval, relating to commercial trade finance as well as retail to corporate treatment of certain exposures.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
2Q22
CHF million
Risk-weighted assets at beginning of period	102,411
Asset size	(3,635)
Asset quality	633
Model and parameter updates	1,069
Foreign exchange impact	876
Risk-weighted assets at end of period	101,354
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

Specialized lending
The following tables present the carrying values, exposure amounts and RWA for the Group’s specialized lending under the supervisory slotting approach.
CR10 – Specialized lending
end of		On- balance sheet amount	Off- balance sheet amount	Risk weight		Exposure amount	[1]	RWA	Expected losses
2Q22 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	735	276	50%		921		488	0
	Equal to or more than 2.5 years	522	696	70%		865		642	4
Good	Less than 2.5 years	1,378	612	70%		1,715		1,273	7
	Equal to or more than 2.5 years	787	351	90%		968		923	8
Satisfactory		946	42	115%	[2]	640		780	18
Weak		11	12	250%		18		47	1
Default		15	0	–		15		0	7
Total		4,394	1,989	–		5,142		4,153	45
High-volatility commercial real estate
Regulatory categories and remaining maturity
Satisfactory		32	0	140%		32		48	1
Weak		46	0	250%		46		121	3
Default		0	2	–		1		0	1
Total		78	2	–		79		169	5
4Q21 (CHF million, except where indicated)
Other than high-volatility commercial real estate
Regulatory categories and remaining maturity
Strong	Less than 2.5 years	423	747	50%		833		442	0
	Equal to or more than 2.5 years	555	695	70%		897		666	4
Good	Less than 2.5 years	732	143	70%		750		557	3
	Equal to or more than 2.5 years	926	270	90%		1,074		1,024	9
Satisfactory		998	38	115%	[2]	774		944	22
Weak		16	11	250%		22		59	2
Default		14	0	–		14		0	7
Total		3,664	1,904	–		4,364		3,692	47
High-volatility commercial real estate
Regulatory categories and remaining maturity
Satisfactory		35	0	140%		35		53	1
Weak		111	0	250%		111		295	9
Default		0	2	–		2		0	1
Total		146	2	–		148		348	11
1 Exposure amounts in connection with IPRE.
2 For a portion of the exposure, a risk weight of 120% is applied.

Equity positions in the banking book
For equity type securities in the banking book, risk weights are determined using the simple risk-weight approach, which differentiates by equity sub-asset types, such as exchange-traded and other equity exposures.
CR10 – Equity positions in the banking book under the simple risk-weight approach
end of	On-balance sheet amount	Off-balance sheet amount	Risk weight	Exposure amount	RWA
2Q22 (CHF million)
Exchange-traded equity exposures	437	0	300%	437	1,390
Other equity exposures	962	0	400%	962	4,079
Total	1,399	0	–	1,399	5,469
4Q21 (CHF million)
Exchange-traded equity exposures	1,004	0	300%	1,004	3,193
Other equity exposures	1,031	52	400%	915	3,878
Total	2,035	52	–	1,919	7,071
Equity investments in funds exposures of CHF 713.5 million are not included in the above table.

Counterparty credit risk
General
Counterparty exposure
CCR arises from over-the-counter (OTC) and exchange-traded derivatives, as well as security financing transactions (SFTs), such as repurchase agreements, securities lending and borrowing and other similar products. CCR exposures depend on the value of underlying market factors, for example, interest rates and foreign exchange rates, which may be volatile.
Credit Suisse has received approval from FINMA to use the IMM for measuring CCR for the majority of the derivatives and the value-at-risk (VaR) model for SFTs.
Details of counterparty credit risk exposures
Analysis of counterparty credit risk exposure by approach
The following table presents a comprehensive view of the methods used to calculate CCR regulatory requirements and the main parameters used within each method.
CCR1 – Analysis of counterparty credit risk exposure by approach
end of	Re-placement cost	PFE	EEPE	Alpha used for computing regulatory EAD		EAD post-CRM	RWA
2Q22 (CHF million, except where indicated)
SA-CCR (for derivatives)	3,053	3,540	–	1.4		9,230	3,496
IMM (for derivatives)	–	–	13,879	1.6	[1]	22,189	5,982
Comprehensive Approach for CRM (for SFTs)	–	–	–	–		1	1
VaR for SFTs	–	–	–	–		20,882	3,799
Total	–	–	–	–		52,302	13,278
4Q21 (CHF million, except where indicated)
SA-CCR (for derivatives)	2,300	3,684	–	1.4		8,377	2,842
IMM (for derivatives)	–	–	14,750	1.6	[1]	23,572	6,691
Comprehensive Approach for CRM (for SFTs)	–	–	–	–		6	6
VaR for SFTs	–	–	–	–		21,163	4,782
Total	–	–	–	–		53,118	14,321
1 Alpha factor is set equal to 1.0 in case of wrong way risk.
CVA capital charge
The following table presents the CVA regulatory calculations by advanced and standardized approaches.
RWA decreased CHF 0.9 billion to CHF 4.2 billion compared to the end of 4Q21, mainly due to exposure updates across counterparties, partially offset by a decrease in hedge benefit.
CCR2 – CVA capital charge
	2Q22		4Q21
end of	EAD post-CRM	RWA	EAD post-CRM	RWA
CHF million
Total portfolios subject to the advanced CVA capital charge	27,967	4,191	30,024	5,046
of which VaR component (including the 3 x multiplier)	–	780	–	890
of which stressed VaR component (including the 3 x multiplier)	–	3,411	–	4,156
Total subject to the CVA capital charge	27,967	4,191	30,024	5,046
EAD post-CRM is disclosed as of the end of the period (end of day), whereas the RWA is an average as of the last 12 weeks.

CCR exposures by regulatory portfolio and risk weight – standardized approach
The following table presents a breakdown of CCR exposures by regulatory portfolio (type of counterparties) and by risk weight (riskiness attributed to the exposure according to the standardized approach).
CCR3 – CCR exposures by regulatory portfolio and risk weight - standardized approach
	Risk weight
end of	0%	20%	50%	75%	100%	150%	Exposures post-CCF and CRM
2Q22 (CHF million)
Sovereigns	4	0	0	0	0	0	4
Institutions - Banks and securities dealer	0	116	299	0	57	0	472
Institutions - Other institutions	542	0	119	0	0	0	661
Corporates	0	122	2	0	1,530	22	1,676
Retail	0	0	0	48	348	0	396
Other exposures	0	0	0	0	478	0	478
Total	546	238	420	48	2,413	22	3,687
4Q21 (CHF million)
Sovereigns	335	0	0	0	18	0	353
Institutions - Banks and securities dealer	0	161	785	0	1	0	947
Institutions - Other institutions	0	0	205	0	0	0	205
Corporates	0	347	7	0	947	35	1,336
Retail	0	0	0	64	336	0	400
Other exposures	0	0	0	0	316	0	316
Total	335	508	997	64	1,618	35	3,557

CCR exposures by portfolio and PD scale – IRB models
The following table presents all relevant parameters used for the calculation of CCR capital requirements for IRB models.
> Refer to “Rating models” (pages 24 to 25) in Credit risk – Credit risk under internal risk-based approaches in the Credit Suisse Pillar 3 and regulatory disclosures 4Q21 report for further information on key models used at the group-wide level, an explanation of how the scope of models was determined and the risk-weighted assets covered by the models shown for each of the regulatory portfolios.
CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 2Q22	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	6,150	0.03%	< 0.1	49%	0.4	373	6%
0.15% to <0.25%	0	0.22%	< 0.1	58%	1.0	0	44%
0.25% to <0.50%	84	0.37%	< 0.1	41%	1.0	36	42%
0.75% to <2.50%	0	1.10%	< 0.1	53%	1.0	0	95%
Sub-total	6,234	0.03%	< 0.1	49%	0.4	409	7%
Institutions - Banks and securities dealer
0.00% to <0.15%	10,666	0.06%	0.5	58%	0.7	1,989	19%
0.15% to <0.25%	444	0.22%	< 0.1	57%	0.7	202	46%
0.25% to <0.50%	176	0.37%	< 0.1	59%	0.8	129	73%
0.50% to <0.75%	61	0.64%	< 0.1	50%	0.4	38	63%
0.75% to <2.50%	172	1.83%	< 0.1	54%	0.2	213	124%
2.50% to <10.00%	40	5.73%	< 0.1	55%	0.9	74	183%
10.00% to <100.00%	1	27.63%	< 0.1	53%	1.0	4	295%
Sub-total	11,560	0.12%	0.8	58%	0.7	2,649	23%
Institutions - Other institutions
0.00% to <0.15%	65	0.04%	< 0.1	16%	1.0	3	4%
0.15% to <0.25%	0	0.24%	< 0.1	0%	1.0	0	0%
0.50% to <0.75%	0	0.72%	< 0.1	44%	1.0	0	65%
Sub-total	65	0.04%	< 0.1	16%	1.0	3	4%
Corporates - Specialized lending
0.25% to <0.50%	0	0.37%	< 0.1	50%	1.0	0	52%
0.50% to <0.75%	0	0.58%	< 0.1	50%	1.0	0	66%
0.75% to <2.50%	0	1.72%	< 0.1	50%	1.0	0	99%
2.50% to <10.00%	0	3.37%	< 0.1	50%	1.0	1	135%
Sub-total	0	2.49%	< 0.1	50%	1.0	1	112%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 2Q22	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	21,452	0.05%	5.7	47%	0.5	2,533	12%
0.15% to <0.25%	2,360	0.22%	0.5	50%	0.7	888	38%
0.25% to <0.50%	926	0.37%	0.6	51%	1.0	552	60%
0.50% to <0.75%	243	0.63%	0.2	55%	0.8	195	80%
0.75% to <2.50%	944	1.57%	0.6	70%	0.6	1,501	159%
2.50% to <10.00%	459	5.72%	0.4	63%	0.8	1,369	298%
10.00% to <100.00%	1	16.44%	< 0.1	32%	1.0	1	159%
100.00% (Default)	6	100.00%	< 0.1	62%	1.0	7	106%
Sub-total	26,391	0.26%	7.9	49%	0.6	7,046	27%
Other retail
0.00% to <0.15%	3,851	0.04%	5.8	63%	1.0	281	7%
0.15% to <0.25%	279	0.20%	0.5	53%	1.0	63	23%
0.25% to <0.50%	125	0.36%	0.2	42%	1.0	34	27%
0.50% to <0.75%	48	0.58%	< 0.1	62%	1.0	25	52%
0.75% to <2.50%	39	1.26%	< 0.1	30%	1.0	14	36%
2.50% to <10.00%	6	5.53%	< 0.1	48%	1.0	4	75%
10.00% to <100.00%	0	19.08%	< 0.1	63%	1.0	1	145%
100.00% (Default)	0	100.00%	< 0.1	53%	1.0	0	106%
Sub-total	4,348	0.08%	6.6	62%	1.0	422	10%
Total (all portfolios)
0.00% to <0.15%	42,184	0.05%	12.0	51%	0.6	5,179	12%
0.15% to <0.25%	3,083	0.21%	1.0	51%	0.7	1,153	37%
0.25% to <0.50%	1,311	0.37%	0.9	51%	0.9	751	57%
0.50% to <0.75%	353	0.62%	0.3	55%	0.8	259	73%
0.75% to <2.50%	1,155	1.59%	0.8	67%	0.6	1,728	150%
2.50% to <10.00%	505	5.72%	0.5	62%	0.8	1,447	286%
10.00% to <100.00%	2	22.66%	< 0.1	48%	1.0	5	227%
100.00% (Default)	6	100.00%	< 0.1	62%	1.0	7	106%
Total (all portfolios)	48,599	0.18%	15.4	52%	0.6	10,529	22%

CCR4 – CCR exposures by portfolio and PD scale - IRB models
end of 4Q21	EAD post- CRM	Average PD	Number of obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Sovereigns (CHF million, except where indicated)
0.00% to <0.15%	1,636	0.03%	< 0.1	48%	0.5	92	6%
0.15% to <0.25%	0	0.22%	< 0.1	58%	1.0	0	44%
0.25% to <0.50%	155	0.37%	< 0.1	45%	0.7	66	42%
2.50% to <10.00%	91	3.86%	< 0.1	44%	0.8	112	122%
Sub-total	1,882	0.24%	< 0.1	48%	0.5	270	14%
Institutions - Banks and securities dealer
0.00% to <0.15%	11,467	0.06%	0.4	58%	0.6	2,136	19%
0.15% to <0.25%	409	0.22%	0.1	57%	0.7	197	48%
0.25% to <0.50%	357	0.37%	0.1	56%	0.6	230	64%
0.50% to <0.75%	58	0.64%	< 0.1	55%	0.7	42	72%
0.75% to <2.50%	278	1.80%	0.1	54%	0.3	330	119%
2.50% to <10.00%	88	4.33%	0.1	53%	0.6	141	160%
10.00% to <100.00%	2	24.90%	< 0.1	53%	1.0	7	284%
100.00% (Default)	0	100.00%	< 0.1	60%	1.0	0	100%
Sub-total	12,659	0.15%	0.8	58%	0.6	3,083	24%
Institutions - Other institutions
0.00% to <0.15%	99	0.04%	< 0.1	9%	0.6	2	2%
0.50% to <0.75%	0	0.72%	< 0.1	44%	1.0	0	65%
Sub-total	99	0.04%	< 0.1	9%	0.6	2	2%
Corporates - Specialized lending
0.25% to <0.50%	5	0.37%	< 0.1	50%	1.0	2	52%
0.50% to <0.75%	1	0.58%	< 0.1	50%	1.0	1	66%
0.75% to <2.50%	4	1.78%	< 0.1	48%	1.0	4	103%
2.50% to <10.00%	6	3.38%	< 0.1	50%	1.0	8	130%
Sub-total	16	1.88%	< 0.1	50%	1.0	15	96%

CCR4 – CCR exposures by portfolio and PD scale - IRB models (continued)
end of 4Q21	EAD post- CRM	Average PD	Number obligors (thousands)	Average LGD	Average maturity (years)	RWA	RWA density
Corporates without specialized lending (CHF million, except where indicated)
0.00% to <0.15%	25,294	0.05%	7.8	47%	0.5	2,867	11%
0.15% to <0.25%	1,690	0.22%	0.5	43%	0.8	534	32%
0.25% to <0.50%	1,218	0.37%	0.6	47%	0.8	633	52%
0.50% to <0.75%	395	0.63%	0.2	67%	0.5	382	97%
0.75% to <2.50%	1,188	1.65%	0.8	61%	0.6	1,617	136%
2.50% to <10.00%	746	5.32%	0.5	59%	0.8	2,018	271%
10.00% to <100.00%	7	15.76%	< 0.1	39%	0.9	15	201%
100.00% (Default)	5	100.00%	< 0.1	56%	0.7	5	106%
Sub-total	30,543	0.29%	10.4	48%	0.6	8,071	26%
Other retail
0.00% to <0.15%	3,217	0.04%	5.9	61%	0.8	230	7%
0.15% to <0.25%	908	0.22%	0.5	60%	1.1	252	28%
0.25% to <0.50%	107	0.34%	0.3	31%	0.9	21	19%
0.50% to <0.75%	13	0.59%	0.2	47%	0.7	5	39%
0.75% to <2.50%	52	1.93%	0.1	19%	4.0	13	26%
2.50% to <10.00%	13	3.73%	< 0.1	64%	0.9	13	98%
10.00% to <100.00%	0	19.31%	< 0.1	65%	1.0	0	151%
100.00% (Default)	0	100.00%	< 0.1	53%	1.0	0	106%
Sub-total	4,310	0.12%	7.1	60%	0.9	534	12%
Total (all portfolios)
0.00% to <0.15%	41,713	0.05%	14.2	51%	0.6	5,327	13%
0.15% to <0.25%	3,007	0.22%	1.1	50%	0.9	983	33%
0.25% to <0.50%	1,842	0.37%	1.0	48%	0.8	952	52%
0.50% to <0.75%	467	0.63%	0.5	65%	0.5	430	92%
0.75% to <2.50%	1,522	1.68%	1.0	58%	0.7	1,964	129%
2.50% to <10.00%	944	5.05%	0.6	57%	0.8	2,292	243%
10.00% to <100.00%	9	17.97%	< 0.1	42%	0.9	22	221%
100.00% (Default)	5	100.00%	< 0.1	56%	0.7	5	106%
Total (all portfolios)	49,509	0.24%	18.4	51%	0.6	11,975	24%

Composition of collateral for CCR exposure
The following table presents a breakdown of all types of collateral posted or received by banks to support or reduce CCR exposures related to derivative transactions or SFTs, including transactions cleared through central counterparties (CCPs). For disclosure purposes, the collateral values are presented as the market value of the collateral without any adjustments for haircuts.
CCR5 – Composition of collateral for CCR exposure
	Collateral used in derivative transactions								Collateral used in SFTs
	Fair value of collateral received				Fair value of posted collateral				Fair value of collateral received		Fair value of posted collateral
end of	Segregated	[1]	Un- segregated	Total	Segregated	[1]	Un- segregated	Total
2Q22 (CHF million)
Cash - domestic currency	0		8,275	8,275	0		2,051	2,051	62		6,729
Cash - other currencies	585		34,395	34,980	1,109		36,744	37,853	41,929		113,413
Domestic sovereign debt	0		93	93	0		0	0	1,444		85
Other sovereign debt	4,796		7,709	12,505	12,384		4,112	16,496	127,057		51,777
Government agency debt	8		24	32	0		15	15	1,366		2,723
Corporate bonds	114		9,815	9,929	0		418	418	32,303		19,328
Equity securities	758		14,166	14,924	2,255		689	2,944	15,999	[2]	21,384	[2]
Other collateral	286		4,352	4,638	2		19	21	32,297		11,103
Total	6,547		78,829	85,376	15,750		44,048	59,798	252,457		226,542
4Q21 (CHF million)
Cash - domestic currency	0		6,792	6,792	0		881	881	356		5,528
Cash - other currencies	138		40,815	40,953	1,272		38,097	39,369	67,077		99,417
Domestic sovereign debt	0		71	71	0		0	0	1,388		20
Other sovereign debt	6,036		14,908	20,944	10,702		9,184	19,886	118,452		58,342
Government agency debt	7		67	74	0		28	28	662		1,813
Corporate bonds	33		10,645	10,678	0		333	333	39,211		21,833
Equity securities	775		22,170	22,945	1,856		650	2,506	78,434	[2]	29,005	[2]
Other collateral	203		3,705	3,908	5		0	5	25,678		14,638
Total	7,192		99,173	106,365	13,835		49,173	63,008	331,258		230,596
1
A reclassification of balances from unsegregated to segregated derivatives has been applied with respect to collateral with third party custodians for which a positive legal opinion has been obtained. Prior period has been reclassified to conform to the current presentation.

2
The equity prime brokerage business consists of clients acquiring long and short positions in the market in a Credit Suisse account along with the appropriate margins. In the case of a counterparty default, Credit Suisse gains control over the long positions and are free to sell them to cover the exposure and the long positions are thus considered as "collateral received". On the other hand, the short positions are considered as "trades" and are not reported in the disclosure as "posted collateral".

Credit derivatives exposures
The following table presents the extent of the Group’s exposures to credit derivative transactions as protection bought or sold.
CCR6 – Credit derivatives exposures
	2Q22		4Q21
end of	Protection bought	Protection sold	Protection bought	Protection sold
Notionals (CHF billion)
Single-name CDS	89.6	80.6	102.9	94.0
Index CDS	113.2	100.2	139.4	119.9
Total return swaps	7.2	4.9	6.7	5.3
Other credit derivatives	22.4	17.4	40.3	33.6
of which credit default swaptions	20.0	11.5	40.3	33.6
of which other credit instruments	2.4	5.9	0.0	0.0
Total notionals	232.4	203.1	289.3	252.8
Fair values (CHF billion)
Positive fair value (asset)	2.7	0.7	2.0	3.8
Negative fair value (liability)	1.9	2.4	5.4	2.0
Includes the client leg of cleared credit derivatives.
RWA flow statements of CCR exposures under IMM
The following table presents the 2Q22 flow statement explaining changes in CCR RWA determined under the IMM for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
2Q22
CHF million
Risk-weighted assets at beginning of period	10,001
Asset size	(387)
Credit quality of counterparties	22
Model and parameter updates	17
Foreign exchange impact	222
Risk-weighted assets at end of period	9,875
> Refer to “RWA flow statement of credit risk exposures under IRB” (page 19) in Credit risk for definitions of the RWA flow statements components.
The CCR RWA under IMM decreased CHF 0.1 billion to CHF 9.9 billion compared to CHF 10.0 billion as at the end of 1Q22, primarily driven by a decrease in asset size risk levels attributable to the expiration of trades and exposures reductions across securities financing business, over-the-counter derivatives and exchange traded derivatives. This is partially offset by a positive foreign exchange impact, mainly due to a US dollar strengthening of 4% over the quarter against the Swiss franc.
Exposures to central counterparties
The following table presents a comprehensive picture of the Group’s exposure to CCPs.
CCR8 – Exposures to central counterparties
	2Q22		4Q21
end of	EAD (post-CRM)	RWA	EAD (post-CRM)	RWA
CHF million
QCCPs
Exposures for trades at QCCPs	15,787	334	16,101	350
of which OTC derivatives	8,627	191	7,674	182
of which exchange-traded derivatives	5,956	119	7,723	154
of which SFTs	1,204	24	704	14
Segregated initial margin	5,532	–	2,428	–
Pre-funded default fund contributions	3,024	856	3,583	949
Total exposures to QCCPs	–	1,190	–	1,299
Non-QCCPs
Pre-funded default fund contributions	0	0	2	20
Total exposures to non-QCCPs	–	0	–	20
1 Exposures associated with initial margin, where the exposures are measured under the IMM/SA-CCR, have been included within the exposures for trades.

Securitization
Securitization exposures in the banking book
Securitization exposures presented in the following table represent the EAD.
SEC1 – Securitization exposures in the banking book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q22 (CHF million)
Residential mortgages	108	457	565	0	0	0	2,570	0	2,570
Credit cards	0	0	0	628	0	628	616	0	616
Other retail exposures	335	43	378	3,044	0	3,044	2,692	0	2,692
Re-securitization	0	0	0	0	0	0	48	0	48
Total retail	443	500	943	3,672	0	3,672	5,926	0	5,926
Loans to corporates	0	29,860	29,860	1,022	0	1,022	3,138	0	3,138
Commercial mortgages	11	10,484	10,495	0	0	0	888	0	888
Lease and receivables	0	0	0	2,102	0	2,102	2,209	0	2,209
Other wholesale	745	125	870	870	0	870	1,224	0	1,224
Total wholesale	756	40,469	41,225	3,994	0	3,994	7,459	0	7,459
Total	1,199	40,969	42,168	7,666	0	7,666	13,385	0	13,385
4Q21 (CHF million)
Residential mortgages	120	408	528	0	0	0	2,332	0	2,332
Credit cards	0	0	0	1,002	0	1,002	874	0	874
Other retail exposures	325	309	634	3,067	0	3,067	2,611	0	2,611
Re-securitization	14	0	14	0	0	0	23	0	23
Total retail	459	717	1,176	4,069	0	4,069	5,840	0	5,840
Loans to corporates	0	26,801	26,801	632	0	632	3,276	0	3,276
Commercial mortgages	0	12,267	12,267	0	0	0	839	0	839
Lease and receivables	0	1,096	1,096	1,952	0	1,952	2,019	0	2,019
Other wholesale	826	0	826	827	0	827	1,371	0	1,371
Total wholesale	826	40,164	40,990	3,411	0	3,411	7,505	0	7,505
Total	1,285	40,881	42,166	7,480	0	7,480	13,345	0	13,345

Securitization exposures in the trading book
SEC2 – Securitization exposures in the trading book
	Bank acts as originator			Bank acts as sponsor			Bank acts as investor
end of	Traditional	Synthetic	Total	Traditional	Synthetic	Total	Traditional	Synthetic	Total
2Q22 (CHF million)
Residential mortgages	53	0	53	0	0	0	1,135	0	1,135
Other retail exposures	0	0	0	0	0	0	256	0	256
Re-securitization	0	10	10	0	0	0	200	57	257
Total retail	53	10	63	0	0	0	1,591	57	1,648
Loans to corporates	0	0	0	0	0	0	387	0	387
Commercial mortgages	100	0	100	0	0	0	693	0	693
Re-securitization	0	0	0	0	0	0	0	16	16
Total wholesale	100	0	100	0	0	0	1,080	16	1,096
Total	153	10	163	0	0	0	2,671	73	2,744
4Q21 (CHF million)
Residential mortgages	23	0	23	0	0	0	1,120	0	1,120
Other retail exposures	0	0	0	0	0	0	209	0	209
Re-securitization	18	0	18	0	0	0	122	37	159
Total retail	41	0	41	0	0	0	1,451	37	1,488
Loans to corporates	0	0	0	0	0	0	186	0	186
Commercial mortgages	96	0	96	0	0	0	359	0	359
Re-securitization	0	0	0	0	0	0	0	17	17
Total wholesale	96	0	96	0	0	0	545	17	562
Total	137	0	137	0	0	0	1,996	54	2,050

Calculation of capital requirements
The following tables present the securitization exposures in the banking book and the associated regulatory capital requirements.
> Refer to “Market risk under standardized approach” (page 36) in Market risk for capital charges related to securitization positions in the trading book.
SEC3 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as originator or as sponsor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q22 (CHF million)
Total exposures	44,682	4,116	770	253	13	40,717	589	8,515	13	7,382	1,002	2,050	155	592	52	159	13
Traditional securitization	5,800	2,089	770	198	8	745	589	7,523	8	306	1,002	1,749	101	24	52	135	8
of which securitization	5,800	2,089	770	198	8	745	589	7,523	8	306	1,002	1,749	101	24	52	135	8
of which retail underlying	3,525	362	158	62	8	0	323	3,784	8	0	545	667	101	0	15	53	8
of which wholesale	2,275	1,727	612	136	0	745	266	3,739	0	306	457	1,082	0	24	37	82	0
Synthetic securitization	38,882	2,027	0	55	5	39,972	0	992	5	7,076	0	301	54	568	0	24	5
of which securitization	38,882	2,027	0	55	5	39,972	0	992	5	7,076	0	301	54	568	0	24	5
of which retail underlying	499	0	0	0	1	499	0	0	1	84	0	0	10	7	0	0	1
of which wholesale	38,383	2,027	0	55	4	39,473	0	992	4	6,992	0	301	44	561	0	24	4
4Q21 (CHF million)
Total exposures	44,428	4,083	868	263	4	41,014	959	7,669	4	7,688	1,259	1,858	44	586	70	148	4
Traditional securitization	5,432	2,476	641	212	4	826	959	6,976	4	650	1,259	1,707	44	23	70	136	4
of which securitization	5,432	2,476	629	210	4	826	959	6,962	4	650	1,259	1,689	44	23	70	135	4
of which retail underlying	3,623	691	130	66	4	0	681	3,829	4	0	689	713	44	0	24	57	4
of which wholesale	1,809	1,785	499	144	0	826	278	3,133	0	650	570	976	0	23	46	78	0
of which re-securitization	0	0	12	2	0	0	0	14	0	0	0	18	0	0	0	1	0
of which senior	0	0	9	0	0	0	0	9	0	0	0	9	0	0	0	0	0
of which non-senior	0	0	3	2	0	0	0	5	0	0	0	9	0	0	0	1	0
Synthetic securitization	38,996	1,607	227	51	0	40,188	0	693	0	7,038	0	151	0	563	0	12	0
of which securitization	38,996	1,607	227	51	0	40,188	0	693	0	7,038	0	151	0	563	0	12	0
of which retail underlying	607	106	2	2	0	717	0	0	0	146	0	0	0	12	0	0	0
of which wholesale	38,389	1,501	225	49	0	39,471	0	693	0	6,892	0	151	0	551	0	12	0
32 / 33

SEC4 – Securitization exposures in the banking book and associated regulatory capital requirements - Credit Suisse acting as investor
	Exposure value (by RW band)					Exposure value (by regulatory approach)				RWA (by regulatory approach)				Capital charge after cap
end of	<=20% RW	>20% to 50% RW	>50% to 100% RW	>100% to <1250% RW	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW	SEC-IRBA	SEC-ERBA	SEC-SA	1250% RW
2Q22 (CHF million)
Total exposures	10,230	2,707	205	229	14	2,374	567	10,430	14	356	222	2,377	169	28	17	183	14
Traditional securitization	10,230	2,707	205	229	14	2,374	567	10,430	14	356	222	2,377	169	28	17	183	14
of which securitization	10,230	2,707	205	183	12	2,374	567	10,384	12	356	222	2,325	146	28	17	179	12
of which retail underlying	3,691	2,124	22	41	0	0	204	5,674	0	0	79	1,263	0	0	6	100	0
of which wholesale	6,539	583	183	142	12	2,374	363	4,710	12	356	143	1,062	146	28	11	79	12
of which re-securitization	0	0	0	46	2	0	0	46	2	0	0	52	23	0	0	4	2
of which senior	0	0	0	46	2	0	0	46	2	0	0	52	23	0	0	4	2
4Q21 (CHF million)
Total exposures	9,930	2,469	757	175	14	2,738	630	9,963	14	411	315	2,608	250	33	25	186	20
Traditional securitization	9,930	2,469	757	175	14	2,738	630	9,963	14	411	315	2,608	250	33	25	186	20
of which securitization	9,930	2,469	757	152	14	2,738	630	9,940	14	411	315	2,577	250	33	25	184	20
of which retail underlying	3,757	1,466	488	106	0	0	246	5,571	0	0	159	1,576	0	0	13	109	0
of which wholesale	6,173	1,003	269	46	14	2,738	384	4,369	14	411	156	1,001	250	33	12	75	20
of which re-securitization	0	0	0	23	0	0	0	23	0	0	0	31	0	0	0	2	0
of which senior	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
of which non-senior	0	0	0	23	0	0	0	23	0	0	0	31	0	0	0	2	0
34 / 35

Market risk
General
We use the advanced approach for calculating the market risk capital requirements for majority of our market risk exposures. As of June 30, 2022, 90% of our market risk RWA was computed using internal models. In line with regulatory requirements, the SMM is used for the specific risk of securitized exposures.
Market risk under standardized approach
The following table shows the components of RWA under the standardized approach for market risk. In line with regulatory requirements, the SMM is used for the specific risk of securitized exposures.
MR1 – Market risk under standardized approach
end of	2Q22	4Q21
Risk-weighted assets (CHF million)
Securitization	1,612	1,648
Total risk-weighted assets	1,612	1,648
Market risk under internal model approach
RWA flow statements of market risk exposures under an IMA
The following table presents the 2Q22 flow statement explaining variations in the market risk RWA determined under an IMA.
Market risk RWA under an IMA decreased CHF 1.3 billion to CHF 14.4 billion compared to the end of 1Q22, primarily due to a decrease in regulatory VaR as COVID-19 volatility rolled out of the two-year VaR window.
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
2Q22	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	4,363	4,777	2,206	4,336		15,682
Regulatory adjustment	(273)	1,394	(198)	(160)		763
Risk-weighted assets at beginning of period (end of day)	4,090	6,171	2,008	4,176		16,445
Movement in risk levels	627	(1,882)	(354)	(98)		(1,707)
Model and parameter updates	(1,214)	(196)	0	0		(1,410)
Foreign exchange impact	160	173	82	155		570
Risk-weighted assets at end of period (end of day)	3,663	4,266	1,736	4,233		13,898
Regulatory adjustment	(83)	372	70	132		491
Risk-weighted assets at end of period	3,580	4,638	1,806	4,365		14,389
1 Risks not in VaR.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category

IMA approach values for trading portfolios
The following table presents the maximum, minimum, average and period-end values resulting from the different types of models used for computing regulatory capital charges at the Group level, before any additional capital charge is applied.
MR3 – Regulatory VaR, stressed VaR and Incremental Risk Charge
in / end of	1H22	2H21
CHF million
Regulatory VaR (10 day 99%)
Maximum value	139	147
Average value	107	116
Minimum value	82	96
Period-end value	98	104
Stressed VaR (10 day 99%)
Maximum value	178	186
Average value	122	134
Minimum value	101	103
Period-end value	114	116
IRC (99.9%)
Maximum value	188	188
Average value	154	161
Minimum value	116	135
Period-end value	145	167
Comparison of VaR estimates with gains/losses
The following chart compares the results of estimates from the regulatory VaR model with both hypothetical and actual trading outcomes.
Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. Hypothetical trading revenues are defined in compliance with regulatory requirements and aligned with the VaR model output by excluding (i) non-market elements (such as fees, commissions, cancellations and terminations, net cost of funding and credit-related valuation adjustments) and (ii) gains and losses from intra-day trading. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with Bank for International Settlements (BIS) requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Group. VaR models with less than five backtesting exceptions are considered by regulators to be classified in a defined “green zone”. The “green zone” corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank’s model.
In 1H22, there was one backtesting exception in our regulatory VaR model. Since there was one backtesting exception in the rolling 12-month period through the end of 2Q22, in line with BIS industry guidelines, the bank is in the “green zone”.

Additional regulatory disclosures
Composition of capital
Credit Suisse is a systemically important financial institution.
> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
The following tables provide details on the composition of Swiss regulatory capital including common equity tier 1 (CET1) capital, additional tier 1 capital and tier 2 capital as if the Group was not a systemically important financial institution.
CC1 - Composition of regulatory capital
end of 2Q22		Amounts	Reference	[1]
Swiss CET1 capital (CHF million)
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	34,737	1
2	Retained earnings	29,059	2
3	Accumulated other comprehensive income (and other reserves) [2]	(17,954)	3
6	CET1 capital before regulatory adjustments	45,842
7	Prudent valuation adjustments	(215)
8	Goodwill, net of tax	(2,953)	4
9	Other intangible assets (excluding mortgage servicing rights), net of tax	(49)	5
10	Deferred tax assets that rely on future profitability (excluding temporary differences), net of tax	(1,124)	6
11	Cash flow hedge reserve	852
12	Shortfall of provisions to expected losses	(249)
14	Gains/(losses) due to changes in own credit on fair-valued liabilities	(1,536)
15	Defined benefit pension plan assets	(3,463)	7
16	Investments in own shares	(79)
26b	National specific regulatory adjustments	23
28	Total regulatory adjustments to CET1 capital	(8,793)
29	CET1 capital	37,049
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus [3]	15,726
32	of which classified as liabilities under applicable accounting standards	15,726	9
36	Additional tier 1 capital before regulatory adjustments	15,726
37	Investments in own additional tier 1 instruments	(39)
43	Total regulatory adjustments to additional tier 1 capital	(39)
44	Additional tier 1 capital	15,687
Swiss tier 1 capital (CHF million)
45	Tier 1 capital	52,736
Swiss tier 2 capital (CHF million)
46	Directly issued qualifying tier 2 instruments plus related stock surplus [4]	481	10
58	Tier 2 capital	481
Swiss eligible capital (CHF million)
59	Total eligible capital	53,217
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 Includes treasury shares.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 11.2 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.5 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Consists of low-trigger capital instruments with a capital ratio write-down trigger of 5%.

CC1 - Composition of regulatory capital (continued)
end of 2Q22		Amounts	Reference	[1]
Swiss risk-weighted assets (CHF million)
60	Risk-weighted assets	274,997
Swiss risk-based capital ratios as a percentage of risk-weighted assets (%)
61	CET1 capital ratio	13.5
62	Tier 1 capital ratio	19.2
63	Total capital ratio	19.4
BIS CET1 buffer requirements (%) [2]
64	Total BIS CET buffer requirement	3.525
65	of which capital conservation buffer	2.5
66	of which extended countercyclical buffer	0.025
67	of which progressive buffer for G-SIB and/or D-SIB	1.0
68	CET1 capital ratio available after meeting the bank's minimum capital requirements [3]	9.0
Amounts below the thresholds for deduction (before risk weighting) (CHF million)
72	Non-significant investments in the capital and other TLAC liabilities of other financial entities	1,931
73	Significant investments in the common stock of financial entities	1,826
74	Mortgage servicing rights, net of tax	267
75	Deferred tax assets arising from temporary differences, net of tax	3,086
Applicable caps on the inclusion of provisions in tier 2 (CHF million)
77	Cap on inclusion of provisions in tier 2 under standardized approach	353
79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach	700
1
Refer to the balance sheet under regulatory scope of consolidation in the table "CC2 - Reconciliation of regulatory capital to balance sheet". Only material items are referenced to the balance sheet.

2 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
3 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.

The following table presents the balance sheet as published in the consolidated financial statements of the Group and the balance sheet under the regulatory scope of consolidation.
CC2 - Reconciliation of regulatory capital to balance sheet
end of 2Q22	Financial statements	Regulatory scope of consolidation	Reference to composition of capital
Assets (CHF million)
Cash and due from banks	159,472	159,242
Interest-bearing deposits with banks	851	1,296
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	104,156	104,156
Securities received as collateral, at fair value	7,386	7,386
Trading assets, at fair value	101,095	100,090
Investment securities	739	739
Other investments	5,783	5,433
Net loans	285,573	286,135
Goodwill	2,974	2,979	4
Other intangible assets	340	340
of which other intangible assets (excluding mortgage servicing rights)	51	51	5
Brokerage receivables	15,060	15,060
Other assets	43,936	42,770
of which deferred tax assets related to net operating losses	1,124	1,124	6
of which deferred tax assets from temporary differences	2,743	2,068	8
of which defined benefit pension plan assets	4,376	4,376	7
Total assets	727,365	725,626
Liabilities and equity (CHF million)
Due to banks	23,616	23,648
Customer deposits	389,484	389,528
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,568	21,575
Obligation to return securities received as collateral, at fair value	7,386	7,386
Trading liabilities, at fair value	29,967	29,999
Short-term borrowings	20,145	20,325
Long-term debt	158,010	156,194
Brokerage payables	8,061	8,061
Other liabilities	23,062	22,741
Total liabilities	681,299	679,457
of which additional tier 1 instruments, fully eligible	14,553	15,687	9
of which tier 2 instruments, fully eligible	2,407	481	10
Common shares	106	106	1
Additional paid-in capital	34,631	34,631	1
Retained earnings	29,059	29,030	2
Treasury shares, at cost	(417)	(417)	3
Accumulated other comprehensive income/(loss)	(17,537)	(17,509)	3
Total shareholders' equity [1]	45,842	45,841
Noncontrolling interests [2]	224	328
Total equity	46,066	46,169
Total liabilities and equity	727,365	725,626
1 Eligible as CET1 capital, prior to regulatory adjustments.
2
The difference between the accounting and regulatory scope of consolidation primarily represents private equity and other fund type vehicles, which FINMA does not require to consolidate for capital adequacy reporting.

Composition of TLAC
The following table presents the composition of our TLAC.
TLAC1 - TLAC composition for G-SIBs
end of	2Q22
TLAC (CHF million)
CET1 capital	37,049
Additional tier 1 instruments eligible under TLAC framework	15,687
Tier 2 capital before TLAC adjustments	481
TLAC adjustments	1,926
of which amortized portion of tier 2 instruments where remaining maturity > 1 year	1,926
Tier 2 instruments eligible under TLAC framework	2,407
TLAC arising from regulatory capital	55,143
External TLAC instruments issued directly by Credit Suisse Group AG and subordinated to excluded liabilities	44,666
External TLAC instruments issued by funding vehicles prior to January 1, 2022	2,088
TLAC arising from non-regulatory capital instruments before adjustments	46,754
TLAC before deductions	101,897
Deduction of investment in own other TLAC liabilities	64
Other adjustments to TLAC	4,937
TLAC	96,896
Risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	274,997
Leverage exposure	862,737
TLAC ratios and buffers (%)
TLAC ratio	35.2
TLAC leverage ratio	11.2
CET1 capital ratio available after meeting the resolution group’s minimum capital and TLAC requirements	9.0
Institution-specific buffer requirement (capital conservation buffer plus countercyclical buffer requirements plus higher loss absorbency requirement, expressed as a percentage of risk-weighted assets)	3.525
of which capital conservation buffer requirement	2.5
of which bank specific countercyclical buffer requirement	0.025
of which higher loss absorbency requirement	1.0

The following table presents information regarding creditors’ rankings of the liabilities structure of the resolution entity.
TLAC3 - Resolution entity - Creditor ranking at legal entity level
	Creditor ranking
end of 2Q22	Shareholders' equity	[1]	Subordinated debt instruments Additional tier 1	Bail-in debt instruments and pari passu liabilities	[2]	Total
CHF million
Total capital and liabilities net of credit risk mitigation	31,062		18,223	48,557		97,842
Excluded liabilities	–		–	56		56
Total capital and liabilities less excluded liabilities	31,062		18,223	48,501		97,786
of which potentially eligible as TLAC [3]	31,062		16,495	45,226		92,783
of which residual maturity between 1 to 2 years	–		–	4,818		4,818
of which residual maturity between 2 to 5 years	–		–	19,572		19,572
of which residual maturity between 5 to 10 years	–		–	15,357		15,357
of which residual maturity greater than 10 years, excluding perpetual securities	–		–	5,479		5,479
of which perpetual securities	31,062		16,495	–		47,557
Presented for Credit Suisse Group AG at the legal entity level and therefore instruments issued by subsidiaries and special purpose entities are excluded. Amounts are prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations).

1 Includes nominal share capital of CHF 106 million.
2 Amount does not include CHF 7,196 million of intercompany liabilities, which are pari passu to the external bail-in debt instruments and are not considered to be excluded liabilities.
3 Notes with a maturity of less than one year, notes called but not yet redeemed and accrued but not yet paid interest on TLAC instruments are not eligible as TLAC, but can be bailed in by FINMA.

Key prudential metrics
Most line items in the following table presents the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	2Q22	1Q22	4Q21	3Q21	2Q21
Capital (CHF million)
Swiss CET1 capital	37,049	37,713	38,529	39,951	38,934
Fully loaded CECL accounting model Swiss CET1 capital [1]	37,049	37,713	38,529	39,951	38,934
Swiss tier 1 capital	52,736	53,204	54,372	56,252	55,148
Fully loaded CECL accounting model Swiss tier 1 capital [1]	52,736	53,204	54,372	56,252	55,148
Swiss total eligible capital	53,217	53,676	55,073	56,998	56,394
Fully loaded CECL accounting model Swiss total eligible capital [1]	53,217	53,676	55,073	56,998	56,394
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	22,000	21,889	21,473	22,304	22,744
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	274,997	273,609	268,418	278,801	284,295
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	13.5	13.8	14.4	14.3	13.7
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	13.5	13.8	14.4	14.3	13.7
Swiss tier 1 capital ratio	19.2	19.4	20.3	20.2	19.4
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	19.2	19.4	20.3	20.2	19.4
Swiss total capital ratio	19.4	19.6	20.5	20.4	19.8
Fully loaded CECL accounting model Swiss total capital ratio [1]	19.4	19.6	20.5	20.4	19.8
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5	2.5	2.5	2.5	2.5
Extended countercyclical buffer	0.025	0.023	0.028	0.021	0.022
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.0	1.0	1.0
Total BIS CET1 buffer requirement	3.525	3.523	3.528	3.521	3.522
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	9.0	9.3	9.9	9.8	9.2
Basel III leverage ratio (CHF million)
Leverage exposure	862,737	878,023	889,137	937,419	931,041
Basel III leverage ratio (%)	6.1	6.1	6.1	6.0	5.9
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	6.1	6.1	6.1	6.0	5.9
Liquidity coverage ratio (CHF million) [5]
High-quality liquid assets	234,931	225,572	227,193	228,352	209,256
Net cash outflows	123,312	114,869	112,156	103,504	97,007
Liquidity coverage ratio (%)	191	196	203	221	216
Net stable funding ratio (CHF million)
Available stable funding	428,764	430,894	436,856	446,805	–
Required stable funding	325,767	335,546	342,870	353,492	–
Net stable funding ratio (%)	132	128	127	126	–
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.
5 Calculated using a three-month average, which is calculated on a daily basis.

> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 50 to 51) and “Risk-weighted assets” (pages 48 to 49) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q22 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (page 42) and “Net stable funding ratio” (page 43) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 2Q22 for further information on movements in the liquidity coverage ratio and the net stable funding ratio.
> Refer to “Swiss requirements” (page 45) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 2Q22 for further information on additional CET1 buffer requirements.
The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	2Q22	1Q22	4Q21	3Q21	2Q21
CHF million
TLAC	96,896	101,177	101,269	106,048	107,027
Fully loaded CECL accounting model TLAC [1]	96,896	101,177	101,269	106,048	107,027
Swiss risk-weighted assets	274,997	273,609	268,418	278,801	284,295
TLAC ratio (%)	35.2	37.0	37.7	38.0	37.6
Fully loaded CECL accounting model TLAC ratio (%) [1]	35.2	37.0	37.7	38.0	37.6
Leverage exposure	862,737	878,023	889,137	937,419	931,041
TLAC leverage ratio (%)	11.2	11.5	11.4	11.3	11.5
Fully loaded CECL accounting model TLAC leverage ratio (%) [1]	11.2	11.5	11.4	11.3	11.5
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

Macroprudential supervisor measures
The following table presents an overview of the geographical distribution of RWA for private sector credit exposures used in the calculation of the extended countercyclical buffer (CCyB).
CCyB1 - Geographical distribution of risk-weighted assets used in the CCyB
end of	CCyB rate (%)	RWA used in the computation of the CCyB	Bank- specific CCyB rate (%)	CCyB amount
2Q22 (CHF million)
Hong Kong	1.00	1,684	–	–
Sweden	0.00	449	–	–
UK	0.00	9,175	–	–
France	0.00	2,412	–	–
Luxembourg	0.50	4,510	–	–
Germany	0.00	3,831	–	–
Subtotal	–	22,061	–	–
Other countries	0.00	132,620	–	–
Total [1]	–	154,681	0.025	70
4Q21 (CHF million)
Hong Kong	1.00	1,835	–	–
Sweden	0.00	445	–	–
UK	0.00	10,969	–	–
France	0.00	2,232	–	–
Luxembourg	0.50	4,740	–	–
Germany	0.00	3,353	–	–
Subtotal	–	23,574	–	–
Other countries	0.00	125,890	–	–
Total [1]	–	149,464	0.028	76
1
Reflects the total of RWA for private sector credit exposures across all jurisdictions to which the Group is exposed, including jurisdictions with no CCyB rate or with a CCyB rate set at zero, and value of the Group specific CCyB rate and resulting CCyB amount.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 50) and “Swiss metrics” (pages 50 to 51) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 2Q22 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	2Q22
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	727,365
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(9,724)
Adjustments for derivatives financial instruments	55,133
Adjustments for SFTs (i.e. repos and similar secured lending)	(2,401)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	89,545
Other adjustments	2,819
Leverage exposure	862,737
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	2Q22	1Q22
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	599,942	617,402
Asset amounts deducted from Basel III tier 1 capital	(7,474)	(8,170)
Total on-balance sheet exposures	592,468	609,232
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	18,644	18,628
Add-on amounts for PFE associated with all derivatives transactions	46,117	50,756
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	15,368	15,130
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(12,260)	(13,975)
Exempted CCP leg of client-cleared trade exposures	(956)	(1,872)
Adjusted effective notional amount of all written credit derivatives	185,384	229,495
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(181,022)	(225,154)
Derivative Exposures	71,275	73,008
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	118,754	113,836
Netted amounts of cash payables and cash receivables of gross SFT assets	(14,290)	(15,823)
Counterparty credit risk exposure for SFT assets	4,985	7,361
Securities financing transaction exposures	109,449	105,374
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	289,347	284,584
Adjustments for conversion to credit equivalent amounts	(199,802)	(194,175)
Other off-balance sheet exposures	89,545	90,409
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	52,736	53,204
Leverage exposure (CHF million)
Leverage exposure	862,737	878,023
Leverage ratio (%)
Basel III leverage ratio	6.1	6.1

Liquidity
Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by the Liquidity Ordinance and the FINMA circular 2015/2 “Liquidity risk – banks”, as amended (Liquidity circular), and uses a three-month average that is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 41 to 43) and “Funding sources” (page 43) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 2Q22 for further information on the Group’s liquidity coverage ratio, including high-quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 2Q22	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		234,931
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	158,341		19,346
of which less stable deposits	158,341		19,346
Unsecured wholesale funding	251,286		94,915
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	46,525		11,631
of which non-operational deposits (all counterparties)	134,511		68,855
of which unsecured debt	14,414		14,414
Secured wholesale funding	69,902		16,284
Additional requirements	165,896		36,740
of which outflows related to derivative exposures and other collateral requirements	54,113		13,294
of which outflows related to loss of funding on debt products	1,092		1,092
of which credit and liquidity facilities	110,691		22,354
Other contractual funding obligations	65,729		65,729
Other contingent funding obligations	203,947		2,334
Total cash outflows	–		235,348
Cash inflows (CHF million)
Secured lending	48,973		19,009
Inflows from fully performing exposures	52,755		24,293
Other cash inflows	68,734		68,734
Total cash inflows	170,462		112,036
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		234,931
Net cash outflows	–		123,312
Liquidity coverage ratio (%)	–		191
Calculated based on an average of 62 data points in 2Q22.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

Net stable funding ratio
Our calculation methodology for the net stable funding ratio (NSFR) is prescribed by the Liquidity Ordinance and the Liquidity circular.
> Refer to “Net stable funding ratio” (page 43) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 2Q22 for further information on the Group’s net stable funding ratio.
LIQ2 – Liquidity: information on the NSFR
	Values not weighted, according to residual maturities
end of 2Q22	No maturity	< 6 months	≥ 6 months up to 1 year	≥ 1 year	Weighted values
Information on the available stable funding (CHF million)
Equity instruments	47,702	0	0	17,121	64,824
of which regulatory capital [1]	47,702	0	0	17,121	64,824
of which other equity instruments	0	0	0	0	0
Demand deposits and/or term deposits of private customers and small business customers	124,057	24,546	8,659	10	141,846
of which "stable" deposits	6,000	0	0	0	5,700
of which "less stable" deposits	118,057	24,546	8,659	10	136,146
Funding deposited by non-financial institutions (without small business customers) (wholesale customers)	93,968	89,325	6,111	1,588	89,885
of which operational deposits	33,123	0	0	0	16,561
of which non-operational deposits	60,845	89,325	6,111	1,588	73,324
Liabilities with matching interdependent assets	0	0	0	0	0
Other exposures	80,708	93,058	26,113	112,286	132,209
of which exposures arising from derivative transactions	–	17,831	0	0	–
of which other exposures and equity instruments	80,708	75,227	26,113	112,286	132,209
Total available stable funding	–	–	–	–	428,764
Information on the required stable funding (CHF million)
Total of HQLA NSFR	–	–	–	–	4,540
Operational deposits held at other financial institutions	9,270	–	–	–	4,635
Performing loans and securities	52,418	150,744	50,280	184,505	245,393
of which performing loans to companies in the financial sector, secured with category 1 and 2a HQLA	15,863	44,451	0	0	6,194
of which performing loans to companies in the financial sector, secured with non-category 1 or 2a HQLA or unsecured	9,400	28,455	18,082	19,494	34,277
of which performing loans to companies outside the financial sector, to retail and small business customers, to countries, central banks and sub-national public sector entities	7,352	63,686	18,855	70,384	100,825
of which risk-weighted up to 35% under the SA-BIS	13	0	0	8,727	6,235
of which performing loans for residential properties	0	12,439	13,026	80,912	74,533
of which risk-weighted up to 35% under the SA-BIS	0	4,660	5,132	70,992	58,265
of which non-defaulted securities that do not qualify as HQLA, including exchange-traded shares	19,803	1,713	317	13,715	29,564
Assets with matching interdependent liabilities	0	0	0	0	0
Other assets	163,246	980	42	103,354	64,253
of which physically traded commodities, including gold	1,798	–	–	–	1,528
of which assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties	–	0	0	15,583	13,245
of which NSFR assets in the form of derivatives	–	0	0	15,359	0
of which NSFR derivative liabilities before deduction of variation margin posted	–	0	0	31,347	7,392
of which all remaining assets	161,448	980	42	41,065	42,088
Off-balance sheet items	–	0	0	330,071	6,946
Total required stable funding	–	–	–	–	325,767
Net stable funding ratio (%)	–	–	–	–	132
1 Prior to regulatory deductions.

LIQ2 – Liquidity: information on the NSFR (continued)
	Values not weighted, according to residual maturities
end of 1Q22	No maturity	< 6 months	≥ 6 months up to 1 year	≥ 1 year	Weighted values
Information on the available stable funding (CHF million)
Equity instruments	44,712	0	0	15,057	59,769
of which regulatory capital [1]	44,712	0	0	15,057	59,769
of which other equity instruments	0	0	0	0	0
Demand deposits and/or term deposits of private customers and small business customers	129,923	22,266	8,125	30	144,613
of which "stable" deposits	6,000	0	0	0	5,700
of which "less stable" deposits	123,923	22,266	8,125	30	138,913
Funding deposited by non-financial institutions (without small business customers) (wholesale customers)	100,648	82,954	7,014	1,375	91,779
of which operational deposits	34,437	0	0	0	17,219
of which non-operational deposits	66,211	82,954	7,014	1,375	74,560
Liabilities with matching interdependent assets	0	0	0	0	0
Other exposures	90,621	95,859	19,450	117,107	134,733
of which exposures arising from derivative transactions	–	11,663	0	0	–
of which other exposures and equity instruments	90,621	84,196	19,450	117,107	134,733
Total available stable funding	–	–	–	–	430,894
Information on the required stable funding (CHF million)
Total of HQLA NSFR	–	–	–	–	5,091
Operational deposits held at other financial institutions	8,953	–	–	–	4,477
Performing loans and securities	61,177	138,526	55,356	187,446	253,555
of which performing loans to companies in the financial sector, secured with category 1 and 2a HQLA	15,055	41,512	0	0	5,853
of which performing loans to companies in the financial sector, secured with non-category 1 or 2a HQLA or unsecured	12,678	25,280	20,280	18,209	34,172
of which performing loans to companies outside the financial sector, to retail and small business customers, to countries, central banks and sub-national public sector entities	7,046	59,498	20,540	73,071	103,605
of which risk-weighted up to 35% under the SA-BIS	14	1	0	9,390	6,712
of which performing loans for residential properties	0	9,898	14,259	83,168	75,071
of which risk-weighted up to 35% under the SA-BIS	0	4,061	5,787	73,615	59,796
of which non-defaulted securities that do not qualify as HQLA, including exchange-traded shares	26,398	2,338	277	12,998	34,854
Assets with matching interdependent liabilities	0	0	0	0	0
Other assets	173,738	1,270	118	97,995	65,487
of which physically traded commodities, including gold	1,736	–	–	–	1,476
of which assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties	–	0	0	16,991	14,442
of which NSFR assets in the form of derivatives	–	0	0	15,053	3,389
of which NSFR derivative liabilities before deduction of variation margin posted	–	0	0	27,649	6,489
of which all remaining assets	172,002	1,270	118	38,302	39,691
Off-balance sheet items	–	0	0	323,515	6,936
Total required stable funding	–	–	–	–	335,546
Net stable funding ratio (%)	–	–	–	–	128
1 Prior to regulatory deductions.

List of abbreviations
A
A-IRB	Advanced-internal ratings-based
AMA	Advanced measurement approach
Art.	Article
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCF	Credit conversion factor
CCP	Central counterparties
CCR	Counterparty credit risk
CCyB	Countercyclical buffer
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CRM	Credit risk mitigation
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important bank
E
EAD	Exposure at default
EEPE	Effective expected positive exposure
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
H
HQLA	High-quality liquid assets
I
IAA	Internal assessment approach
IMA	Internal model approach
IMM	Internal model method
IPRE	Income producing real estate
IRB	Internal ratings-based
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LRD	Leverage ratio denominator
N
N/A	Not applicable
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
P&L	Profits and losses
PD	Probability of default
PFE	Potential future exposure
Q
QCCP	Qualifying central counterparty
R
RW	Risk weight
RWA	Risk-weighted assets
S
SA	Standardized approach
SA-CCR	Standardized approach - counterparty credit risk
SEC-ERBA	Securitization external ratings-based approach
SEC-IRBA	Securitization internal ratings-based approach
SEC-SA	Securitization standardized approach
SFT	Securities financing transactions
SMM	Standardized measurement method
T
TLAC	Total loss-absorbing capacity
U
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
credit-suisse.com